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SECURITIES A[illegible] Wa[illegible] 08031217

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Atlantic Street, 10th Floor

(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

SEC Mail Processing Section APR 02 2008 Washington, DC 104

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew J. Otocka, Managing Partner (203) 335-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.

(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 25 2008 THOMSON REUTERS

SEC Mail Processing Section APR 02 2008 Washington, DC 104

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OURANIA PERDIKIS
NOTARY PUBLIC
MY COMMISSION EXPIRES APRIL 30, 2012

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2007 and 2006

7. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $18,192 and $11,450, which was deficient of the minimum requirement of $29,273 by $11,081 for 2007 and of $45,010 by $33,560 in 2006. The Company's net capital ratio was 24.14 to 1 in 2007 and 58.97 to 1 in 2006 (which exceeded allowable ratio of no greater than 15.00 to 1).

The Company was contacted by The Financial Industry Regulatory Authority (FINRA) during March 2008 requiring an increase to non-allowable assets and a corresponding decrease to net capital of $25,332 for 2007. The change results in the Company having a net capital deficiency at December 31, 2007. The deficiency was corrected in 2008.

The Company contacted FINRA and the Securities and Exchange Commission (SEC) in regards to the two deficiencies for 2006. The deficiencies were corrected as of January 4, 2007.

8. **Reconciliation of members' equity, net income and net capital:**

A reconciliation of members' equity, net income and net capital previously reported to the FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	**Adjustments**	**As Presently Reported**
Total assets	$ 446,074	$329,230	$ 775,304
Total liabilities	197,402	241,697	439,099
Total members' equity	$ 248,672	$ 87,533	$ 336,205
Total revenue	$1,347,070	$328,507	$1,675,577
Total expenses	1,293,282	240,974	1,534,256
Net income	$ 53,788	$ 87,533	$ 141,321
Net capital	$ 13,620	($ 4,572)	$ 18,192

The adjustments above relate primarily to adjustments by the Company for the accrued fee income and other accrued expenses.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2007	December 31, 2006
Credits:		
Members' equity	**$336,205**	$1,664,884
Less non-allowable assets:		
Accounts receivable	**262,949**	1,615,416
Prepaid expenses	**10,298**	318
Property and equipment, net	**18,769**	19,658
Security deposit	**25,997**	18,042
	318,013	1,653,434
Net capital	**18,192**	11,450
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**29,273**	45,010
Deficiency of net capital	**($ 11,081)**	($ 33,560)
Aggregate indebtedness:		
Accounts payable and accrued expenses	**431,144**	675,153
Security deposit	**7,955**	
Total aggregate indebtedness	**$439,099**	$ 675,153
Ratio of total aggregate indebtedness to net capital	**24.14 to 1**	58.97 to 1

MIT ASSOCIATES, LLC

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 – CONTINUED DECEMBER 31, 2007

Reconciliation of 4th Quarter 2007 FOCUS Report to Audited Financial Statements at December 31, 2007:

	(Unaudited) Per FOCUS Report	Difference from Audited Financial Statements
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$197,402	$233,742
Security deposit		7,955
Total aggregate indebtedness:	197,402	241,697
Net Capital:		
Member's equity	$248,672	87,533
Adjustments to net capital:		
Accounts receivable	(179,099)	(83,850)
Property and equipment, net	(19,658)	889
Prepaid expenses	(10,298)	
Security deposit	(25,997)	
Net capital, as defined	13,620	4,572
Minimum net capital requirement	13,160	16,113
Net capital in excess of requirement	$ 460	($ 11,541)
Ratio of aggregate indebtedness to net capital	1,449	

The differences in computations of Net Capital per the 4th Quarter FOCUS Report and the 2007 audited financial statements are the result of adjustments made during the audit.

END